PPM FUNDS
225 W. Wacker Drive, Suite 1200, Chicago, IL  60606

May 10, 2018

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	PPM Funds (File No. 811-23308)
Registration Statement on Form N-14

Dear Sir/Madam:

On behalf of PPM Funds (the “Trust”), transmitted herewith for filing pursuant to the Securities Act of 1933, as amended (the “1933 Act”), and Regulation C thereunder is a registration statement for the Trust on Form N-14 (the “Registration Statement”).  The Registration Statement includes (i) a notice of special meeting of the member of the JNL/PPM America Strategic Income Fund, a series of the JNL Strategic Income Fund LLC (the “Acquired Fund”), (ii) a Combined Proxy Statement and Prospectus, (iii) a Statement of Additional Information, and (iv) a form of the proxy voting card relating to the special meeting of the member of the Acquired Fund.  The special meeting of the member of the Acquired Fund is being held to request approval of the reorganization of the Acquired Fund into a certain series of the Trust.

Pursuant to Rule 488 under the 1933 Act, this Registration Statement will become effective on June 14, 2018.

This transmission contains a conformed signature page.  The manually signed original of this document is maintained at the offices of the Trust.

If you have any questions, please contact me at 312-730-9730.

Sincerely,

/s/ Emily Bennett

Emily Bennett
Vice President and Secretary of the Trust

encs.